One Financial Way Cincinnati, Ohio 45242 Post Office Box 237 Cincinnati, Ohio 45201-0237 Telephone: 513-794-6100

April 23, 2020

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Ohio National Fund, Inc. - File Nos. 2-67464, 811-3015

Dear Ms. Hahn:

On February 14, 2020, Ohio National Fund, Inc. (the “Registrant” or “Fund”), on behalf of its series, filed Post-Effective Amendment No. 93 (the “Amendment”) to the Registrant’s Registration Statement. On March 31, 2020, you provided oral comments to the Amendment to Angela Fontanini of Ohio National Financial Services. Redlined changes may be provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment filed pursuant to Rule 485(b).

General

Comment 1.   In the Prospectus and Statement of Additional Information (“SAI”), update all references to the fiscal year ended December 31, 2019.

Response.  The Registrant confirms that all references in the Prospectus and SAI will be updated to the fiscal year ended December 31, 2019 in the Fund’s next Post-Effective Amendment.

Comment 2.    In the Prospectus and SAI, update all tables, including the fee table and capitalization table, to include information for the fiscal year ended December 31, 2019.

Response.  The Registrant confirms that all tables in the Prospectus and SAI will be updated to include information for the fiscal year ended December 31, 2019 in the Fund’s next Post-Effective Amendment.

Prospectus

Comment 3.    We note that significant market events have occurred since the Registration Statement was filed, due to the coronavirus pandemic. Please consider whether each Portfolio’s disclosures including its risk disclosures, for example, related to interest rate, credit rate,

Ohio National Life Insurance Company

Correspondence addressed to Hahn

liquidity, or use of derivatives, should be revised based on how these events are affecting global financial markets for all types of investments. If the Fund believes that no additional disclosures are warranted, please explain supplementally why not.

Response.  The Registrant has made the following revisions:

1)	The Registrant has added the following sentence to each Market Risk:

“A significant national or international event, natural disaster or widespread health crisis, such as a global pandemic, could cause substantial market volatility, exchange trading suspensions and closures, impact the ability to complete redemptions and affect fund performance.”

2)	The Registrant has revised our standard Liquidity Risk as follows:

“Liquidity Risk — The Portfolio may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all, particularly during times of market turmoil. Markets may become illiquid when, for instance, there are few, if any, interested buyers or sellers or when dealers are unwilling or unable to make a market for certain securities. The Portfolio may not be able to sell a restricted or illiquid security at a favorable time or price, thereby decreasing the Portfolio’s overall liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities. If the Portfolio is forced to sell an illiquid security to meet redemption requests or for other cash needs, the Portfolio may be forced to sell at a loss.”

3)	The Registrant has added the following enhanced Market Risk disclosure to the “Principal Investment Strategies and Related Risks” section of the Prospectus:

“Market Risk

A security’s price may change in response to changes in conditions in securities markets in general. Markets tend to move in cycles with periods of rising prices and periods of falling prices. They can decline for many reasons, including adverse political or economic developments domestically or abroad, changes in investor psychology, or heavy institutional selling. In the case of debt securities, changes in the overall level of interest rates affect the security’s price. Different types of stocks sometimes shift into and out of favor with investors. For example, at times the market may not favor growth-oriented stocks. Instead, it might favor value stocks or not favor stocks at all. If the Portfolio focuses on a particular investment style, its performance will sometimes be better or worse than the performance of funds focusing on other types of investments.

A widespread health crisis such as a global pandemic could cause substantial market volatility, exchange trading suspensions and closures, impact the ability to complete redemptions, and affect fund performance. For example, the novel coronavirus disease (COVID-19) has resulted in significant disruptions to global business activity. A pandemic can result in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. Infectious illness outbreaks can adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by infectious illness outbreaks may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of infectious illness outbreaks cannot be determined with certainty.”

ON Risk Managed Balanced Portfolio

Comment 4.    Supplementally confirm that the fees and expenses of the Portfolio will not change when the sub-adviser changes from Janus to AllianceBernstein on May 1, 2020.

Response.    The fees and expenses of the Portfolio will change when the sub-adviser changes from Janus to AllianceBernstein on May 1, 2020. The new fees and expenses will be reflected in the next Post-Effective Amendment.

Comment 5.    The first sentence of the second paragraph of the “Principal Investment Strategies” section on page 45, with respect to the Balanced Component of the Portfolio, states that AllianceBernstein normally invests 35-65% of its assets in equity securities. Please describe the equity component in greater detail. For example, will the Portfolio be permitted to invest in securities within any market capitalization? Will the Portfolio concentrate its investments in any particular industry?

Response.    The Registrant has revised the second paragraph as follows:

“With respect to the Balanced Component, AllianceBernstein normally invests 35-65% of the assets in equity securities, including derivatives, and the remaining assets in fixed-income securities and cash equivalents. AllianceBernstein normally invests at least 25% of the assets in fixed-income securities. Equity securities primarily include common stock of large capitalization companies with no industry concentration. Fixed-income securities may include corporate debt securities, U.S. Government obligations, convertible securities and short-term securities.”

Comment 6.    The last sentence of the second paragraph of the “Principal Investment Strategies” section on page 45 states that the Portfolio may invest in global fixed-income securities without limitation as to liquidity, maturity, duration and credit quality. Please describe the global investments in greater detail. For example, will the Portfolio primarily invest in developed countries? If the Portfolio may invest in emerging markets, please identify how the Portfolio defines an emerging market. Further, will global investments be denominated in local currencies and purchased in local markets?

Response.    The Portfolio will not invest in global fixed-income securities. Accordingly, the Registrant has deleted this sentence and the “Foreign Investments Risk” disclosure.

Comment 7.    “Government Securities Risk” is identified as a principal risk of the Portfolio.    There is no corresponding discussion in the “Principal Investment Strategies” section identifying government securities as principal investments. Please either add disclosure to the “Principal Investment Strategies” section to describe the instruments that are described in this risk factor, for example, Ginnie Mae, Fannie Mae or Freddie Mac, or alternatively, remove the risk. Further, if government securities are principal investments, please identify which tranches of these mortgage-backed securities may be investments of the Portfolio, whether it is investment grade only or any credit rating.

Response.    The Registrant notes the reference in the second paragraph of the “Principal Investment Strategies” section to “U.S. government obligations” and the reference in the fourth paragraph to “U.S. government securities.” However, the Registrant has revised the second paragraph of the “Principal Investment Strategies” section as follows:

“With respect to the Balanced Component, AllianceBernstein normally invests 35-65% of the assets in equity securities, including derivatives, and the remaining assets in fixed-income securities and cash equivalents. AllianceBernstein normally invests at least 25% of the assets in fixed-income securities. Equity securities primarily include common stock of large capitalization companies with no industry concentration. Fixed-income securities may include corporate debt securities, U.S. Government obligations, convertible securities and short-term securities. U.S. Government Obligations are bonds issued by the US Treasury, Mortgage-Related securities such as mortgage pass-through securities, collateralized mortgage obligations (“CMOs”), commercial mortgage-backed securities, mortgage dollar rolls, CMO residuals, stripped mortgage-backed securities (“SMBS”) and other securities that directly or indirectly represent a participation in or are secured by and payable from mortgage loans on real property. These securities may be issued or guaranteed by the U.S. Government or one of its sponsored entities or may be issued by private organizations. Another type of mortgage-related security, known as a Government Sponsored Enterprise (“GSE”) Risk-Sharing Bond or Credit Risk Transfer Security (“CRT”), is issued by GSEs (and sometimes banks or mortgage insurers) and structured without any government or GSE guarantee in respect of borrower defaults or underlying collateral. These securities may be rated investment grade or below investment grade and the Portfolio’s investments may vary from senior in the capital structure to the most junior equity tranche.”

Additionally, the Registrant has revised the “Government Securities Risk” as follows:

“Government Securities Risk — Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. government. Some obligations are backed only by the credit of the issuing agency or instrumentality, and, in some cases, there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security the Portfolio holds does not apply to the market value of the security or to shares of the Portfolio. A security backed by the U.S. Treasury or the full faith and credit of the U.S. government is guaranteed only as to the timely payment of interest and principal when held to maturity. The risks associated with an investment in Credit Risk Transfer securities (“CRTs”) differ from the risks associated with an investment in mortgage-backed securities issued by Government Sponsored Enterprises (“GSEs”) because, in CRTs, some or all of the credit risk associated with the underlying mortgage loans is transferred to the end-investor.”

Statement of Additional Information (“SAI”)

Comment 8.   The “Certain Investments and Risks” section discusses Exchange Traded Funds (“ETFs”) on page 14. With respect to investments in ETFs, please add additional risk disclosure related to the ETFs. For example, risks that an active market for ETF shares may not develop, ETFs are reliant on authorized participants for arbitrage and in stress markets the liquidity for ETF shares may become less liquid in response to deteriorating liquidity for the ETFs underlying Portfolio holdings. Supplementally, please confirm that the Portfolios will not invest in inverse or leverage ETFs.

Response.   The Registrant confirms that the Portfolios will not invest in inverse or leverage ETFs. Additionally, the Registrant has revised the “Certain Investments and Risks” section to add the following risk disclosure:

“Shares of an ETF trade on exchanges at prices at, above or below their most recent net asset value. The per share net asset value of an ETF is calculated at the end of each business day and fluctuates with changes in the market value of the ETF’s holdings since the most recent calculation. The trading prices of an ETF’s shares fluctuate continuously throughout trading hours based on market supply and demand rather than net asset value. The trading prices of an ETF’s shares may deviate significantly from net asset value during periods of market volatility. Any of these factors may lead to an ETF’s shares trading at a premium or discount to net asset value. However, because shares can be created and redeemed in creation units, which are aggregated blocks of shares that authorized participants who have entered into agreements with the ETF’s distributor can purchase or redeem directly from the ETF, at net asset value (unlike shares of many closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their net asset values), large discounts or premiums to the net asset value of an ETF are not likely to be sustained over the long-term. While the creation/redemption feature is designed to make it likely that an ETF’s shares normally trade on exchanges at prices close to the ETF’s next calculated net asset value, exchange prices are not expected to correlate exactly with an ETF’s net asset value due to timing reasons as well as market supply and demand factors. In addition, disruptions to creations and redemptions or the existence of extreme market volatility may result in trading prices that differ significantly from net asset value. If a shareholder purchases at a time when the market price is at a premium to the net asset value or sells at a time when the market price is at a discount to the net asset value, the shareholder may sustain losses.”

Comment 9.   The first sentence of the third paragraph in the “Investment Companies” section on page 15 states that a Portfolio may invest in loan instruments, including trade finance loan instruments. Please give an example of what a trade finance loan instrument is, and state whether the Portfolios will hold these instruments through a registered open–end or closed-end fund. If the Portfolios will hold these investments through a private fund under 3(c)(1) or (3)(c)(7) of the Investment Company Act, please break out the paragraph and label it as private funds.

Response.   The Registrant notes that the ON Federated High Income Bond Portfolio is the only Portfolio that will potentially invest in trade finance loan instruments. The ON Federated High Income Bond Portfolio will invest in trade finance loan instruments solely through investing in a fund advised by Federated Investment or its affiliates. This fund is an investment company registered solely under the 1940 Act and is not a private fund under either 3(c)(1) or 3(c)(7). However, the underlying fund is typically offered only to other investment companies advised or sub-advised by Federated Investment or its affiliates. Accordingly, the Registrant respectfully declines to add a new section regarding “Private Funds” in response to this comment.

Comment 10.   The first paragraph in the “Loans” section refers to floating rate loans. Please disclose that it may take longer than seven days for transactions in floating rate loans to settle which means it could take a Portfolio a significant amount of time to receive the proceeds of any sale. Further, if a Portfolio may invest in bank loans, please disclose how the Portfolio will meet short term liquidity needs which may arise as a result of this lengthy settlement period.

Response.   The Registrant notes that the ON Federated High Income Bond Portfolio is the only Portfolio that will potentially invest in floating rate loans or bank loans. The Registrant believes that the “Loans” section in the “Certain Investments and Related Risks” portion of the Prospectus provides sufficient disclosure that it may take longer than seven days for loan transactions, including floating rate loans, to settle. That section provides that, “Thus, transactions in loan instruments may take longer than seven days to settle. This could pose a liquidity risk to a Portfolio and, if a Portfolio’s exposure to such investments is substantial, could impair a Portfolio’s ability to meet shareholder redemptions in a timely manner.” Additionally, the Registrant believes that because this disclosure is included in the Prospectus, it is unnecessary to add it to the SAI.

With regard to bank loans, any such investment in bank loans by the ON Federated High Income Bond Portfolio will be solely through investing in a fund advised by Federated Investment or its affiliates. This underlying fund is an investment company registered solely under the 1940 Act and is not a private fund under either 3(c)(1) or 3(c)(7). The Registrant believes that the “Loans” section in the “Certain Investments and Related Risks” portion of the Prospectus provides sufficient disclosure about how short term liquidity needs will be met as a result of a lengthy settlement period. That section provides that, “In the event any loan instruments take longer than seven days to settle, it is anticipated that such redemptions would be covered with other liquid assets in a Portfolio, with such redemptions typically to be covered by cash holdings.  Liquid high yield bonds may also be utilized if necessary.”  Additionally, the Registrant believes that because this disclosure is included in the Prospectus, it is unnecessary to add it to the SAI.

Part C

Comment 11.   Please acknowledge that for a filing made on or after April 1, 2020, the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”) requires exhibit hyperlinks in html format for investment companies

Response.    The Registrant hereby acknowledges the FAST Act requirement for exhibit hyperlinks in html format.

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If you have any questions or additional comments, please call Angela Fontanini at (513) 794-6988.

Very truly yours,

/s/ Angela M. Fontanini
Angela M. Fontanini, Esq.
Associate Counsel